UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
January 18, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date January 18, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso supplies large papermaking line to Japan
(Helsinki, Finland, January 18, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply a large OptiConcept papermaking line to a Japanese paper mill. The name of the customer is not disclosed. The new line will come on stream during the 2nd quarter of 2008. The order, valued at more than EUR 100 million, has been recorded in the 4th quarter 2006 order intake.
The line will produce more than 400,000 t/y of woodfree coated paper.
Metso’s scope of supply contains stock preparation equipment; a 1,800 m/min,
10.7-m-wide OptiConcept paper machine, air systems, auxiliary systems and automation systems.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 25,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Pertti Soikkanen, Senior Vice President, Sales, Metso Paper, Tel. +358 40 546 0002
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.